EXHIBIT 22.1

List of Subsidiary Guarantors Whose Assets Collateralize

Securities of Astra Space, Inc.

Each of the subsidiaries of the Company listed in the table below (each, a “Subsidiary Guarantor”) is a guarantor of the Company’s Senior Secured Notes due 2025 (the “Notes”), and the assets of each Subsidiary Guarantor have been pledged as collateral for the Notes and the guarantees thereof.

Name	State or Other Jurisdiction of Incorporation or Organization

Astra Space Operations, LLC	Delaware

Apollo Fusion, LLC	Delaware

Indigo Space, LLC	Delaware

Astra Space Platform Holdings LLC	Delaware

Astra Space Platform Services LLC	Delaware

Astra Earth Operations LLC	Delaware

Astra Spacecraft Engines, Inc.	Delaware

Astra Space Technologies Holdings, Inc.	Delaware